PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT

THIS AGREEMENT dated for reference this 13th day of March, 2002

BETWEEN

R.E. Gordon Davis 5555 Newton Wynd Vancouver, B.C. V6G 1H6

(the “Purchaser”);

AND

CANPLATS RESOURCES CORPORATION, Suite 1180, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2

(the “Issuer”).

Subject and pursuant to the terms set out in Appendix III attached hereto, the Purchaser hereby irrevocably subscribes for, and on Closing will purchase from the Issuer, the following securities at the following price:

75,000 Common Shares; $0.15 per Common Share for a total purchase price of $11,250.

NUMBER OF SECURITIES IN THE ISSUER HELD EITHER DIRECTLY OR INDIRECTLY:

        621,500 common shares .
_____________________________________________________________

The Purchaser hereby directs the Issuer to issue, register and deliver the certificates representing the Common Shares as follows:

Registration Instructions:	Delivery Instructions:
__________________________	__________________________
Name to appear on certificate	Name and account reference, if applicable

R.E. Gordon Davis
__________________________	__________________________
Account reference, if applicable	Contact Name

__________________________	__________________________
Address	Address
5555 Newton Wynd
Vancouver, B.C V6G 1H6
__________________________	__________________________
(Telephone Number)

EXECUTED by the Purchaser this 5th day of April, 2002.

WITNESS:	EXECUTION BY PURCHASER:

"Linda J. Sue"	"R.E. Gordon Davis"
__________________________	__________________________
Signature of Witness	Signature of individual (if Purchaser is an individual)
__________________________	__________________________
Name of Witness	Authorized Signatory (if Purchaser is not an individual)
__________________________	__________________________
Address of Witness	Name of Purchaser (please print)
__________________________	__________________________
Name of Authorized Signatory (please print)
__________________________
Address of Purchaser (residence if an individual)
__________________________

ACCEPTED this 9th day of April, 2002.
CANPLATS RESOURCES CORPORATION
Per:
"R.A. Mitchell"
_______________________________
Authorized Signatory

APPENDIX 1 (A)

FORM 4D1

CORPORATE PLACEE REGISTRATION FORM

Where subscribers to a private placement are not individuals, the following information about the placee must be provided. This Form will remain on file with the Exchange. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it once, and it will be referenced for all subsequent private placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed companies.

1.     Name of Placee:

2.     Address of Placee’s Head Office:

3.     Jurisdiction of Incorporation or Creation:

4.

If the Placee will be purchasing securities as principal, but not as a portfolio manager, please check the box and include the names and addresses of persons having a greater than 10% beneficial interest in the Placee:   

5.

The undersigned acknowledges that it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions (See for example, sections 87 and 111 of the Securities Act (British Columbia) and sections 141 and 147 of the Securities Act (Alberta).

6.

For Placees which are portfolio managers or trusts purchasing pursuant to an exemption from the prospectus requirements prescribed by British Columbia Securities Law and are required pursuant to the applicable exemption to be purchasing as agent for accounts that are fully managed by it, please check the box and complete the Additional Undertaking and Certification in Form 4D2.  

Dated at ______________________ on _________________________________.

           _________________________________________

           (Name of Purchaser — please print)

           _________________________________________

           (Authorized Signature)

           _________________________________________

           (Official Capacity — please print)

           _________________________________________

(please print name of individual whose signature appears above, if different from name of purchaser printed above)

THIS IS A PUBLIC DOCUMENT

APPENDIX 1 (B)

FORM 4D2

Portfolio Manager:

Additional Undertaking and Certification

If the undersigned is a portfolio manager purchasing as agent for accounts that are fully managed by it, pursuant to an exemption from the prospectus requirements prescribed by British Columbia Securities Law, the undersigned acknowledges that it is bound by the provisions of the Securities Act (British Columbia) (the “Act”), and undertakes to comply with all provisions of the Act relating to ownership of, and trading in, securities including, without limitation, the filing of insider reports and reports pursuant to Section 111 of the Act. If any of the information provided in this Form changes, the portfolio manager undertakes to notify the Exchange prior to participating in further private placements with Exchange listed companies.

If the undersigned carries on business as a portfolio manager in a jurisdiction outside of Canada, the undersigned certifies that:

a)	it is purchasing securities of the Issuer on behalf of managed accounts for which it is making the investment decision to purchase the securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

b)

it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in [jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

c)	it was not created solely or primarily for the purpose of purchasing securities of the Issuer;

d)	the total asset value of the investment portfolios it manages on behalf of clients is not less than $20,000,000; and

e)

it has no reasonable grounds to believe, that any of the directors, senior officers and other insiders of the Issuer, and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

Dated at________________________on ____________________________.

           _________________________________________

           (Name of Purchaser — please print)

           _________________________________________

           (Authorized Signature)

           _________________________________________

           (Official Capacity — please print)

           _________________________________________

(please print name of individual whose signature appears above, if different from name of purchaser printed above)

APPENDIX II A

This is the form required under section 135 of the Securities Rules or, where required, under an order issued under section 76 of the Securities Act.

BCF #45-903F1

(formerly, Form 20A(IP))

Securities Act

ACKNOWLEDGMENT OF INDIVIDUAL PURCHASER

1.	I have agreed to purchase from CANPLATS RESOURCES CORPORATION (the “Issuer”) 75,000 common shares (the “Securities”) of the Issuer.

2.	I am purchasing the Securities as principal and, on closing of the agreement of purchase and sale, I will be the beneficial owner of the Securities.

3.	I [circle one] have/have not received an offering memorandum describing the Issuer and the Securities.

4.	I acknowledge that:

(a)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, AND

(b)	there is no government or other insurance covering the Securities, AND

(c)	I may lose all of my investment, AND

(d)	there are restrictions on my ability to resell the Securities and it is my responsibility to find out what those restrictions are and to comply with them before selling the Securities, AND

(e)

I will not receive a prospectus that the British Columbia Securities Act (the “Act”) would otherwise require to be given to me because the Issuer has advised me that it is relying on a prospectus exemption, AND

(f)	because I am not purchasing the Securities under a prospectus, I will not have the civil remedies that would otherwise be available to me, AND

(g)

the Issuer has advised me that it is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 5(g), and as a result I do not have the benefit of any protection that might have been available to me by having a dealer act on my behalf.

5.     I also acknowledge that: [circle one]

(a)	I am purchasing Securities that have an aggregate acquisition cost of $97,000 or more, OR

(b)	my net worth, or my net worth jointly with my spouse at the date of the agreement of purchase and sale of the security, is not less than $400,000, OR

(c)

my annual net income before tax is not less than $75,000, or my annual net income before tax jointly with my spouse is not less than $125,000, in each of the two most recent calendar years, and I reasonably expect to have annual net income before tax of not less than $75,000 or annual net income before tax jointly with my spouse of not less than $125,000 in the current calendar year, OR

(d)	I am registered under the Act, OR

(e)	I am a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

(f)	I am a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

(g)

I am purchasing securities under section 128(c) ($25,000 — registrant required) of the Rules, and I have spoken to a person_____________________________ [Name of Registered Person] (the “Registered Person”) who has advised me that the Registered Person is registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for me.

6.

If I am an individual referred to in paragraph 5(b), 5(c), or 5(d), I acknowledge that, on the basis of information about the Securities furnished by the Issuer, I am able to evaluate the risks and merits of the Securities because: [circle one]

(a)	of my financial, business or investment experience, OR

(b)	I have received advice from a person ______________________________ [Name of adviser] (the “Adviser”) who has advised me that the Adviser is:

(i)	registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, and

(ii)	not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED the_______________________day of April, 2002.

Signature of Purchaser

R.E. Gordon Davis

Name of Purchaser

5555 Newton Wynd
Vancouver, B.C V6G 1H6

Address of Purchaser

APPENDIX II B

This is the form required under section 135 of the Rules and, if applicable, by an order issued under section 76 of the Securities Act.

BCF 45-903F2

(Formerly, Form 20A (NIP))

Securities Act

Acknowledgment of Purchaser that is not an individual

1.     I have agreed to purchase from CANPLATS RESOURCES CORPORATION (the “Issuer”) __________________________________ common shares (the "Securities") of the Issuer.

2.

The Purchaser is purchasing the Securities as principal, or is a trust Issuer, insurer or portfolio manager acting on behalf of fully managed accounts and is deemed to be purchasing as principal under section 74(1) of the British Columbia Securities Act (the “Act”).

3.

On closing of the agreement of purchase and sale, the Purchaser will be the beneficial owner of the Securities, except where the Purchaser is a trust Issuer, insurer or portfolio manager acting on behalf of fully managed accounts under section 74(1) of the Act.

4.	The Purchaser [circle one] has/has not received an offering memorandum describing the Issuer and the Securities.

5.	The Purchaser acknowledges that:

(a)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities, AND

(b)	there is no government or other insurance covering the Securities, AND

(c)	the Purchaser may lose all of its investment, AND

(d)

there are restrictions on the Purchaser’s ability to resell the Securities and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Securities, AND

(e)

the Purchaser will not receive a prospectus that the Act would otherwise require be given to the Purchaser because the Issuer has advised the Purchaser that the Issuer is relying on a prospectus exemption, AND

(f)	because the Purchaser is not purchasing the Securities under a prospectus, the Purchaser will not have the civil remedies that would otherwise be available to the Purchaser, AND

(g)

the Issuer has advised the Purchaser that the Issuer is using an exemption from the requirement to sell through a dealer registered under the Act, except purchases referred to in paragraph 6(b), and as a result the Purchaser does not have the benefit of any protection that might have been available to the Purchaser by having a dealer act on the Purchaser’s behalf.

6.     The Purchaser acknowledges that:

(a)	it is a “sophisticated purchaser” as described in paragraph 2 in the attached Appendix A [circle the applicable subparagraph in paragraph 2 in Appendix A]; OR

(b)

the Securities were purchased under section 128(c) ($25,000 — registrant required) of the Rules and an authorized signatory of the Purchaser has spoken to a person [Name of Registered Person] (the “Registered Person”) who has advised the authorized signatory that the Registered Person is registered to trade or advise in the Securities and that the purchase of the Securities is a suitable investment for the Purchaser; OR

(c)	the Purchaser is a corporation, all the voting securities of which are beneficially owned by one or more of:

(i)	a close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer, OR

(ii)	a senior officer or director of the Issuer, or of an affiliate of the Issuer , OR

(iii)	a spouse, parent, brother, sister, or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer.

7.

If the Purchaser is referred to in paragraph 6(a), the Purchaser acknowledges that, on the basis of information about the Securities furnished by the Issuer, the Purchaser is able to evaluate the risks and merits of the Securities because: [circle one]

(a)	of the financial, business or investment experience of the Purchaser, OR

(b)	the Purchaser has received advice from a person [Name of adviser](the “Adviser”) who has advised the Purchaser that the Adviser is:

(i)	registered to advise, or exempted from the requirement to be registered to advise, in respect of the Securities, AND

(ii)	not an insider of, or in a special relationship with, the Issuer.

The statements made in this report are true.

DATED the ________________ day of ____________________________, 2002.

Signature of Authorized Signatory of Purchaser

Name and Office of Authorized Signatory of Purchaser

Name of Purchaser

Address of Purchaser

Please turn to Appendix A, which is attached to and forms a part of this BCF #45-903F2.

APPENDIX A TO BCF #45-903F2

[Circle the applicable subparagraph in paragraph 2.]

“Sophisticated purchaser” means a purchaser that, in connection with a distribution, gives an acknowledgment under section 135 of the Rules to the Issuer, where the Issuer does not believe, and has no reasonable grounds to believe, that the acknowledgment is false, acknowledging both that:

1.	the purchaser is able, on the basis of information about the investment furnished by the Issuer, to evaluate the risks and merits of the prospective investment because of:

(a)	the purchaser’s financial, business or investment experience, OR

(b)

advice the purchaser receives from a person who is registered to advise, or is exempted from the requirement to be registered to advise, in respect of the security that is the subject of the trade (the “Security”) and who is not an insider of, or in a special relationship with, the Issuer of the Security; AND

2.     the purchaser is one of the following [circle one]:

    (a)        a person registered under the Securities Act, OR

    (b)        an individual who:

(i)	has a net worth, or net worth jointly with the individual’s spouse, at the date of the agreement of purchase and sale of the Security, of not less than $400,000, OR

(ii)	has had in each of the 2 most recent calendar years, and reasonably expects to have in the current calendar year:

-	annual net income before tax of not less than $75,000, OR

-	annual net income before tax, jointly with the individual's spouse, of not less than $125,000; OR

    (c)        a corporation, partnership or trust that:

(i)	has net assets of not less than $400,000, OR

(ii);	has had in each of the 2 most recent calendar years, and reasonably expects to have in the current calendar year, net income before tax of not less than $125,000, OR

(d)	a corporation in which all of the voting shares are beneficially owned by sophisticated purchasers or of which the majority of the directors are sophisticated purchasers, OR

(e)	a general partnership in which all of the partners are sophisticated purchasers, OR

(f)	a limited partnership in which a majority of the general partners are sophisticated purchasers, OR

(g)	a trust in which all of the beneficiaries are sophisticated purchasers or the majority of the trustees are sophisticated purchasers.

APPENDIX III

THE PARTIES to this Agreement therefore agree:

1.     PURCHASE AND SALE OF COMMON SHARES

On the Closing, the Purchaser will purchase from the Issuer 75,000 common shares at a price of $0.15 per common share and the Issuer will deliver to the Purchaser certificates representing the common shares.

2.     DEFINITIONS

2.1     In this Agreement, which includes the cover page and all of the Appendices, the following words have the following meanings unless otherwise indicated:

(a)	“1933 Act” means the Securities Act of 1933 (United States of America), as amended;
(b)	“Alberta Act” means the Securities Act, (Alberta) S.A. 1981, c. S-6.1, as amended;
(c)	“Alberta Commission” means the Alberta Securities Commission;
(d)	“Alberta Rules” means the rules made under the Alberta Act;
(e)

“Applicable Legislation” means the B.C. Act and the Alberta Act, together with the regulations and rules made and promulgated thereunder and all administrative policy statements, blanket orders and rulings, notices, and other administrative directions issued by the Commissions;

(f)	“B.C. Act” means the Securities Act, (British Columbia) R.S.B.C. 1996, as amended; (g) (h) “B.C. Rules” means the rules made under the B.C. Act;
(g)	“B. C. Commission” means the British Columbia Securities Commission;
(h)	“B.C. Rules” means the rules made under the B.C. Act;
(i)	“Closing” means the closing of the purchase and sale of the Shares under this Subscription Agreement;
(j)	“Closing Date” means the day the Shares are issued to the Purchaser;
(k)	“Commissions” means the B.C. Commission and Alberta Commission;
(l)	“Exchange” means the Canadian Venture Exchange Inc.;
(m)

“Exemptions” means the exemptions from the prospectus requirements under sections 74(2)(4) and 74(2)(9) of the B.C. Act, section 128(h) of the B.C. Rules, British Columbia Instrument #72-503 and sections 107(1)(d) and (z) of the Alberta Act;

(n)	“Private Placement” means the offering of the Shares;
(o)

“Purchaser” means the person named as “Purchaser” in this Subscription Agreement and wherever Purchaser is used in the plural, it shall connote all persons who are a “Purchaser” under this form of Subscription agreement and who subscribe for Shares under the Offering;

(p)	“Purchaser’s Subscription Funds” means the amount subscribed for by the Purchaser under the Offering;
(q)	“Regulation S” means Regulation S promulgated under the 1933 Act; and
(r)	(r) “Shares” means the common shares in the share capital of the Issuer, as presently constituted, to be issued under the Offering.

2.2    In this Agreement, the following terms have the meanings defined in Regulation "S": "Directed Selling Efforts", "Foreign Issuer", "Substantial U.S. Market Interest", "U.S. Person" and "United States".

3.     PURCHASE AND SALE OF COMMON SHARES

3.1     The Purchaser, as principal, hereby subscribes for and agrees to purchase that number of Shares indicated on the Agreement to which this Appendix III is attached at a price of $0.15 (Cdn.) per Share, for that aggregate purchase price indicated on the Agreement to which this Appendix III is attached (the “Subscription Funds”).

3.2     The Purchaser shall pay the Subscription Funds to the Issuer on the date of execution of this Agreement (the “Payment Date”).

3.3     This Agreement, when executed by the Purchaser and delivered to the Issuer, will constitute a subscription for the Shares which will not be binding on the Issuer until accepted by the Issuer by executing the Agreement in the space provided above.

3.4     Within 15 business days of receipt by the Issuer of final approval by the Exchange of the Private Placement, the Private Placement shall close (the “Closing”) by the issuance of certificates for the Shares 3.5     The issue of the Shares will not restrict or prevent the Issuer from obtaining any other financing or from issuing additional securities or rights.

3.5     The issue of the Shares will not restrict or prevent the Issuer from obtaining any other financing or from issuing additional securities or rights.

4.     WARRANTIES AND DISCLAIMER

4.1     The Purchaser acknowledges, represents, warrants and covenants to and with the Issuer that, as at the date given above and at the Closing:

(a)

no prospectus has been filed by the Issuer with the Commission in connection with the issuance of the Shares, the issuance is exempted from the prospectus requirements of the Applicable Legislation and that:

(i)	the Purchaser is restricted from using most of the civil remedies available under the Applicable Legislation;

(ii)	the Purchaser may not receive information that would otherwise be required to be provided to him under the Applicable Legislation; and

(iii)	the Issuer is relieved from certain obligations that would otherwise apply under the Applicable Legislation;

(b)	the Purchaser, wherever resident, is:

(i)

purchasing sufficient Shares so that the aggregate acquisition cost of the Shares to the Purchaser is not less than $97,000, the Purchaser is not a corporation, partnership, trust, fund, association, or any other organized group of persons created solely, or used primarily, to permit the purchase of the Shares (or other similar purchases) by a group of individuals whose individual share of the aggregate acquisition cost of the Shares is less than $97,000, and the Purchaser is either:

(A)	purchasing the Shares as principal and no other person, corporation, firm or other organization will have a beneficial interest in the Shares; or

(B)	if not purchasing the Shares as principal, is

(I)	duly authorized to enter into this subscription and to execute all documentation in connection with the purchase on behalf of each beneficial purchaser, it being acknowledged that the Issuer may in the future be required by law to disclose on a confidential basis to securities regulatory authorities the identity of each beneficial purchaser of Shares for whom the Purchaser may be acting; and is

(a)	a trust company, insurance company or financial institution that has been authorized to do business under the Financial Institutions Act (British Columbia);

(b)	an adviser who manages the investment portfolio of clients through discretionary authority granted by one or more clients and who is registered as a portfolio manager under the B.C. Act or is exempt from such registration;

(c)	a trust company or insurer, authorized under the laws of a province or territory of Canada other than British Columbia to carry on business in such province or territory; or

(d)	a portfolio manager registered or exempt from registration under the laws of a province or territory of Canada, other than British Columbia, or a jurisdiction other than Canada and has provided the Issuer with an additional undertaking and certification in the form set out in Appendix I(B);

and it is purchasing the Shares as an agent or trustee for accounts that are fully managed by it, and the aggregate acquisition cost of the Shares purchased for all the accounts managed by it is not less than $97,000; or

(II)

is acting as agent for one or more disclosed principals, each of which principals is purchasing as a principal for its own account, not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Shares and each of which principals complies with subsection 4.1(b)(i) hereof; and

and if the Purchaser is an individual, the Purchaser has executed, prior to the execution of this Agreement, and delivered to the Issuer, a BCF #45-903F1 attached hereto as Appendix II(A);

OR

    (ii)        purchasing as principal and the Purchaser is:

(A)

an employee, senior officer or director of the Issuer or of an affiliate of the Issuer and the Purchaser has not been induced to make this subscription by expectation of employment or continued employment; or

(B)	a trustee on behalf of a person referred to in subparagraph (ii)(A) above; or

(C)	an issuer all the voting securities of which are beneficially owned by one or more of the persons referred to in subparagraph (ii)(A) above;

OR

    (iii)        purchasing as principal and the Purchaser:

(A)	is a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer; or

(B)

is a company, all the voting securities of which are beneficially owned by one or more of a senior officer or director of the Issuer, or of an affiliate of the Issuer, or a spouse, parent, brother, sister, child or close personal friend of a senior officer or director of the Issuer, or of an affiliate of the Issuer; and

(C)

the Purchaser has executed, prior to the execution of this Agreement, and delivered to the Issuer a BCF #45-903F1 or BCF #45-903F2, as applicable, attached hereto as Appendix II(A) (if the Purchaser is an individual) or Appendix II(B) (if the Purchaser is not an individual), respectively; or

OR

(iv)

purchasing Shares under British Columbia Instrument #72-503 and the Purchaser has executed and delivered to the Issuer, the additional acknowledgements, representations and warranties set out in Exhibit I to this Appendix III; or

OR

(v)

the Purchaser is the Business Development Bank of Canada, a bank, credit union, trust company or extra-provincial trust corporation authorized to carry on business under the Financial Institutions Act (British Columbia), a corporation that is a subsidiary of a bank and to which the Loan Companies Act (Canada) applies, the B.C. Community Financial Services Corporation established under the Community Financial Services Act (British Columbia), and insurance company or an extra-provincial insurance corporation licensed to do business under the Financial Institutions Act (British Columbia), a subsidiary wholly owned (except for voting securities required by law to be owned by directors of that subsidiary) of any of the foregoing, the government of Canada or a province, or a municipal corporation, public board or commission in Canada;

OR

(vi)	the Purchaser is purchasing as principal, is not an individual and is designated as an exempt purchaser in an order made by the Executive Director of the B.C. Commission.

    (c)        the Purchaser, if resident in Alberta, is:

(i)

purchasing as principal sufficient Shares so that the aggregate acquisition cost of the Shares to the Purchaser is not less than $97,000, the Purchaser is not a corporation, partnership, trust, fund, association, or any other organized group of persons created solely, or used primarily, to permit the purchase of the Shares (or other similar purchases) by a group of individuals whose individual share of the aggregate acquisition cost of the Shares is less than $97,000; or

(ii)	is purchasing as principal and is:

(A)	a senior officer or director of the Issuer; or

(B)	a senior officer or director of an affiliate of the Issuer; or

(C)	a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer; or

(D)

a company, all the voting securities of which are beneficially owned by one or more of a senior officer or director of the Issuer, or of an affiliate of the Issuer, or a spouse, parent, brother, sister or child of a senior officer or director of the Issuer, or of an affiliate of the Issuer; or

(E)

a close friend or business associate of a promoter of the Issuer, or a company all the voting securities of which are beneficially owned by a single close friend or single business associate of a promoter of the Issuer;

    (d)        the Purchaser has not received a copy of an offering memorandum;

    (e)        to the best of the Purchaser’s knowledge, the Shares were not advertised;

    (f)        no person has made to the Purchaser any written or oral representations:

    (i)        that any person will resell or repurchase the Shares;

    (ii)        that any person will refund the purchase price of the Shares;

    (iii)        as to the future price or value of any of the Shares;

    (g)        this subscription has not been solicited in any other manner contrary to the Applicable Legislation or the 1933 Act;

(h)

the Purchaser is not a “control person” of the Issuer as defined in the Applicable Legislation, will not become a “control person” by virtue of this purchase of any of the Shares, and does not intend to act in concert with any other person to form a control group of the Issuer;

(i)	the offer was not made to the Purchaser when he was in the United States and at the time the Purchaser’s buy order was made, the Purchaser was outside the United States;

(j)	the Purchaser is at arm’s length with the Issuer, unless the Issuer is advised to the contrary prior to the Closing;

(k)

the Purchaser acknowledges that the Shares have not been registered under the 1933 Act and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Issuer has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Shares;

(l)	the Purchaser is not a U.S. Person;

(m)	the Purchaser is not and will not be purchasing Shares for the account or benefit of any U.S. Person;

(n)

the Purchaser (or others for whom it is contracting hereunder) has been advised to consult its own legal and tax advisors with respect to applicable resale restrictions and tax considerations, and it (or others for whom it is contracting hereunder) is solely responsible for compliance with applicable resale restrictions and applicable tax legislation;

(o)

the Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in the Applicable Legislation) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(p)

the offer made by this subscription is irrevocable (subject to the Purchaser’s right to withdraw his subscription and to terminate his obligations as set out in this Agreement) and requires acceptance by the Issuer;

(q)

the Purchaser has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if the Purchaser is a corporation it is duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation and all necessary approvals by its directors, shareholders and others have been given to authorize execution of this Agreement on behalf of the Purchaser;

(r)

the entering into of this Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Purchaser or of any agreement, written or oral, to which the Purchaser may be a part or by which he is or may be bound;

(s)	this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against the Purchaser;

(t)

the Purchaser has been independently advised as to the applicable hold period imposed in respect of the Shares by securities legislation in the jurisdiction in which the Purchaser resides and confirms that no representation has been made respecting the applicable hold periods for the Shares and is aware of the risks and other characteristics of the Shares and of the fact that the Purchaser may not be able to resell the Shares except in accordance with the applicable securities legislation and regulatory policies;

(u)	the Purchaser, and any beneficial purchaser for whom the Purchaser is acting, is resident in the province or jurisdiction set out on the cover page of this Agreement;

(v)

the Purchaser is capable of assessing the proposed investment as a result of the Purchaser’s financial experience or as a result of advice received from a registered person other than the Issuer or any affiliates thereof;

(w)

if required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Purchaser will execute, deliver, file and otherwise assist the Issuer in filing, such reports, undertakings and other documents with respect to the issue of the Shares as may be required;

(x)

the Purchaser acknowledges that the offering of securities under this Private Placement is restricted to purchasers in Canada that are resident in British Columbia and Alberta only, and in such other jurisdictions outside of Canada and the United States, where such securities may be lawfully offered for sale; and

(y)	the Purchaser agrees that the above representations, warranties and covenants in this subsection will be true and correct both as of the execution of this subscription and as of the Closing Date.

4.2 The foregoing representations, warranties and covenants are made by the Purchaser with the intent that they be relied upon by the Issuer in determining its suitability as a purchaser of Shares, and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which any of them may suffer or incur as a result of reliance thereon. The Purchaser undertakes to notify the Issuer immediately of any change in any representation, warranty or other information relating to the Purchaser set forth herein which takes place prior to the Closing.

4.3 The Issuer represents and warrants that, as of the date given above and at the Closing:

(a)

the Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction in which they are incorporated, continued or amalgamated;

(b)

the Issuer and its subsidiaries, if any, are duly registered and licenced to carry on business in the jurisdictions in which they carry on business or own property where required under the laws of that jurisdiction;

(c)	the authorized and issued capital of the Issuer is as disclosed to the Purchaser, and the outstanding shares of the Issuer are fully paid and non-assessable;

(d)

the Issuer will reserve or set aside sufficient shares in its treasury to issue the Shares and such common shares, on receipt of full payment therefor, will be duly and validly issued as fully paid and non-assessable;

(e)

except as qualified by the disclosure in all prospectuses, filing statements and press releases filed with the Commissions (the “Disclosure Record”), the Issuer is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record, all agreements by which the Issuer holds an interest in a property, business or assets are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated;

(f)

the Disclosure Record, subscription form and all other written or oral representations made by the Issuer to the Purchaser in connection with the Private Placement is and will be accurate in all material respects and does and will omit no fact, the omission of which does or will make such representations misleading or incorrect;

(g)

the financial statements most recently filed with the Commissions have been prepared in accordance with Canadian generally accepted accounting principles, accurately reflect the financial position and all material liabilities (accrued, absolute, contingent or otherwise) of the Issuer as of the date thereof, and no adverse material changes in the financial position of the Issuer have taken place since the date thereof, save in the ordinary course of the Issuer’s business;

(h)

the Issuer has complied and will comply fully with the requirements of all applicable corporate and securities laws and administrative policies and directions, including, without limitation, the Applicable Legislation in relation to the issue and trading of its securities and in all matters relating to the Private Placement;

(i)

there is not presently any material change, as defined in the Applicable Legislation, relating to the Issuer or change in any material fact, as defined in the Applicable Legislation, relating to any of the Shares which has not been or will not be fully disclosed in accordance with the requirements of the Applicable Legislation;

(j)

the issue and sale of the Shares by the Issuer does not and will not conflict with, and does not and will not result in a breach of, any of the terms of the Issuer’s incorporating documents or any agreement or instrument to which the Issuer is a party;

(k)

neither the Issuer nor any of its subsidiaries is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and to the best of the Issuer’s knowledge no such actions, suits or proceedings are contemplated or have been threatened except as disclosed in the Disclosure Record;

(l)

there are no judgments against the Issuer or any of its subsidiaries, if any, which are unsatisfied, nor are there any consent decrees or injunctions to which the Issuer or any of its subsidiaries, if any, is subject;

(m)

this Agreement has been or will be by the Closing, duly authorized by all necessary corporate action on the part of the Issuer, and the Issuer has full corporate power and authority to undertake the Private Placement;

(n)	the Issuer is not in default of any of the requirements of the Applicable Legislation or any of the administrative policies or notices of the Commissions;

(o)

no order ceasing or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(p)

the Issuer satisfies and will satisfy all necessary requirements under the Exemptions in order to permit the sale of the Shares to Purchasers who are qualified to purchase the Shares under the Exemptions, pursuant to this Private Placement; and

(q)

the Issuer has not issued during the preceding 12-month period and is not concurrently issuing any security or securities to more than 24 purchasers, including the purchasers who will purchase under the Private Placement, under the Exemption at section 128(h) of the B.C. Rules.

4.4 The representations and warranties contained in this Section will survive the Closing.

4.5 The Purchaser hereby acknowledges that all warranties, conditions, representations or stipulations, whether express or implied and whether arising hereunder or under prior agreement or statement or by statute or at common law are expressly those of the Issuer. The Purchaser acknowledges that no information or representation concerning the Issuer has been provided to the Purchaser by the Issuer other than those contained in this Agreement and the Disclosure Record and that the Purchaser is relying entirely upon this Agreement and the Disclosure Record.

5.     CLOSING

5.1 The Closing will take place within fifteen business days after receipt by the Issuer of final approval of the Private Placement by the Exchange. The Purchaser acknowledges that, although Shares may be issued to other purchasers under the Private Placement concurrently with the Closing, there may be other sales of Shares under the Private Placement, some or all of which may close after the Closing. The Purchaser further acknowledges that there is a risk that insufficient funds may be raised on the Closing to fund the Issuer’s objectives and that further closings may not take place after the Closing.

5.2 The Purchaser will deliver to the Issuer this subscription agreement, duly executed, and payment in full for the total price of the Shares to be purchased by the Purchaser.

5.3 At Closing, the Issuer will deliver to the Purchaser the certificates representing the Shares purchased by the Purchaser registered in the name of the Purchaser or its nominee.

5.4 The Purchaser will also deliver to the Issuer, along with this Subscription Agreement:

(a)

a fully executed a BCF #45-903F1 or BCF #45-903F2, attached hereto as either Appendix IIA (if the Purchaser is an individual) or Appendix IIB (if the Purchaser is not an individual), whichever is applicable to the Purchaser, if required under the applicable Exemption;

(b)

if the Purchaser is not an individual, a fully executed Corporate Placee Registration Form (the “Form”) as set out in Appendix I(A), unless the Form is already on file with the Exchange and the Exchange has been advised of any changes in the information provided in the Form, prior to the Purchaser participating in the Private Placement;

(c)	if the Purchaser is a “portfolio manager”, a fully executed additional undertaking and certification in the form set out in Appendix I(B); and

(d)	if the Purchaser is relying on the exemption contained in British Columbia Instrument #72-503, a fully executed acknowledgement in the form attached as Exhibit I to this Appendix III.

5.5 If the Closing does not occur within 180 days after the date of execution of this Subscription Agreement, this Subscription Agreement may be terminated by either party by delivering notice of termination to the other, and the Issuer shall return the Subscription Funds to the Purchaser. The obligation of the Issuer to repay the loan will be cancelled upon the occurrence of the Closing and delivery by the Issuer of the certificate(s) representing the Shares to the Purchaser.

6.     HOLD PERIOD

6.1 The Purchaser acknowledges that the Shares will be subject to restrictions on resale until such time as the earlier to occur of:

             (a) a period of four months has elapsed from the date of issue of the Shares; or

             (b) an appropriate discretionary order is obtained pursuant to applicable securities laws.

6.2 The certificates representing the Shares will bear a legend denoting the restrictions on transfer imposed by the Applicable Legislation and by the policies of the Exchange. The Purchaser agrees to sell, assign or transfer the Shares only in accordance with the requirements of applicable securities laws and such legends.

7.     MISCELLANEOUS

7.1 The Purchaser hereby authorizes the Issuer to correct any minor errors in, or complete any minor information missing from the Corporate Placee Registration Form (Appendix I(A)), Portfolio Manager: Additional Undertaking and Certification (Appendix I(B)), BCF #45-903F1 (Appendix (IIA)) or BCF #45-903F2 (Appendix II(B)), which has been executed by the Purchaser and delivered to the Issuer.

7.2 The Issuer will be entitled to rely on delivery by facsimile machine of an executed copy of this subscription, and acceptance by the Issuer of such facsimile copy will be equally effective to create a valid and binding agreement between the Purchaser and the Issuer in accordance with the terms hereof.

7.3 This agreement is not assignable or transferable by the parties hereto without the express written consent of the other party hereto.

7.4 Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

7.5 Except as expressly provided in this Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the parties with respect to the Shares and there are no other terms, conditions, representations or warranties whether expressed, implied, oral or written, by statute, by common law, by the Issuer, or by anyone else.

7.6 The parties to this Agreement may amend this Agreement only in writing.

7.7 This Agreement enures to the benefit of and is binding upon the parties to this Agreement and their successors and permitted assigns.

7.8 A party to this Agreement will give all notices to or other written communications with the other party to this Agreement concerning this Agreement by hand or by registered mail addressed to the address given above.

7.9 This Agreement is to be read with all changes in gender or number as required by the context.

7.10 This Agreement will be governed by and construed in accordance with the laws of British Columbia, and the parties hereto irrevocably attorn and submit to the jurisdiction of the courts of British Columbia with respect to any dispute related to this Agreement.

END OF APPENDIX III

EXHIBIT I

Additional Acknowledgements, Representations, and Warranties
of the Purchaser for use of British Columbia Instrument #72-503 Exemption

The Purchaser acknowledges, represents, certifies and warrants as at the date of execution of the subscription agreement of the Purchaser and at the closing of the Offering of common shares (the “Securities”) of Canplats Resources Corporation (the Issuer), that:

(a)	no prospectus has been filed by the Issuer with the British Columbia Securities Commission in connection with the issuance of the Securities, the issuance is exempted from the prospectus requirement of the Securities Act (British Columbia) (the “Act”) or any regulations (the “Regulations”) promulgated under the Act and that:

(i)	the Purchaser is restricted from using most of the civil remedies available under the Act and Regulations;
(ii)	the Purchaser may not receive information that would otherwise be required to be provided to the Purchaser under the Act and the Regulations; and
(iii)	the Issuer is relieved from certain obligations that would otherwise apply under the Act and the Regulations;

(b)     the Purchaser is not a resident of British Columbia and that:

(i)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;
(ii)	there is no government or other insurance covering the Securities;
(iii)	there are risks associated with the purchase of the Securities;
(iv)

there are restrictions on the Purchaser’s ability to resell the Securities and it is the responsibility of the Purchaser to find out what those restrictions are and to comply with them before selling the Securities; and

(v)

from the requirements to provide the Purchaser with a prospectus and to sell securities through a person registered to sell securities under the Act and, as a consequence of acquiring securities pursuant to this exemption, certain protections, rights and remedies provided by the Act, including statutory rights of rescission or damages, will not be available to the Purchaser;

(c)	the Purchaser is purchasing the Securities as principal and no other person, corporation, firm or other organization will have the beneficial interest in the Securities;